1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 478-7077 Fax: (561) 659-0701 www.harriscramer.com Michael D. Harris, Esq. mharris@harriscramer.com

November 14, 2006

EDGAR Non-Public Correspondence

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Broadcaster, Inc.

Ladies and Gentlemen:

On November 13, 2006, our client, Broadcaster, Inc., filed a Registration Statement on Form SB-2.  If you have any questions or comments, please contact me at the above address.  My direct line is 561-689-4441.

Sincerely yours,

/s/ Michael D. Harris

Michael D. Harris

MDH/cdv

cc:

Mr. Martin R. Wade, III

Mr. Blair Mills

Kathryn Felice, Esq.